Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

Mexico City, United Mexican States, 01210

October 8, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                         Controladora Vuela Compañía de Aviación, S.A.B. de C.V. Registration Statement on Form F-3 (File No. 333-249370)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-249370) (the “Registration Statement”) filed by Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (the “Registrant”) on October 7, 2020.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), please be advised that the Registrant is hereby filing a delaying amendment, prescribed by Rule 473(a) of the Act with respect to the Registration Statement, and hereby amends the face page of the Registration Statement, as filed with the Securities and Exchange Commission on October 7, 2020, in order to add the following language:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

Should you have any questions in connection with this delaying amendment, please contact Grissel A. Mercado of Shearman & Sterling LLP at (212) 848-8081 or grissel.mercado@shearman.com with any questions.

Very truly yours,

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

/s/ Jaime Pous
Jaime Pous
Interim Chief Financial Officer and Senior Vice President Chief Legal Officer and Corporate Affairs